[Letterhead of Waccamaw Bankshares, Inc.]

February 5, 2010

VIA EDGAR, TELECOPIER AND U.S. MAIL

Amit Pande

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Waccamaw Bankshares, Inc., Whiteville, North Carolina

Form 10-K for the Fiscal Year ended December 31, 2008

Form 10-Q for the Period ended March 31, 2009

Form 10-Q for the Period ended June 30, 2009

Form 10-Q for the Period ended September 30, 2009

File No. 001-33046

Dear Mr. Pande:

We have received your letter dated January 22, 2010 regarding the above-referenced filings of Waccamaw Bankshares, Inc., Whiteville, North Carolina (the “Registrant”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

For convenience, we have reproduced the comments contained in your letter dated January 22, 2010 below and included our responses following each comment.

1.

We note your disclosure with respect to loans identified as impaired under SFAS 114 that as of September 30, 2009, $27.1 million in loans were identified to have an aggregate impairment of $4.8 million compared to $22.8 million in loans identified to have an aggregate impairment of $3.6 million at December 31, 2008. We further note from Note 6 of your 2008 form 10-K that you had no SFAS 114 valuation allowance at December 31, 2007. Based on these amounts it appears that the general component of your allowance as of September 30, 2009 and December 31, 2008 is lower than at December 31, 2007 despite the significant increase in the amount of your non-performing loans and charge-

offs over the same time period. Please tell us and revise future filings to include the following:

•

Provide an enhanced discussion to bridge the gap between observed changes in asset quality and resulting allowance for loan losses at each period end. For instance, quantify and explain fully the reasons for changes in each of the elements and components of the loan loss allowance:

•

Provide an enhanced discussion of the refinement in allowance for loan loss methodology that took place in 2008 and how it has impacted the general component of your allowance for loan losses presented during subsequent periods. We note your disclosure that the refinement in methodology focused on revised loss factors that are more indicative of actual loss experience in recent years and current borrower analysis; and

•	Consider providing Guide 3 loan portfolio and loan loss experience disclosures in future interim periods to the extent that a significant change in asset quality information or trends has occurred.

Provide us with your proposed revisions to be included in future filings using your September 30, 2009 information as an example.

•

At September 30, 2009, the Registrant had approximately $9.9 million in loans that were 30-89 days past due. This represented 2.67% of gross loans outstanding on that date. This is an increase from December 31, 2008 when there were approximately $7.9 million in loans that were 30-89 days past due, or 2.07% of gross loans outstanding. The increase in past dues is not concentrated in any particular category of the loan portfolio and is due primarily to the continued weakening of economic conditions both locally and nationally. Non-accrual loans increased $7.2 million during the first nine months of 2009 to $22.8 million as of September 30, 2009, primarily as a result of 3 loan relationships, each of $1 million or more and totaling $6.8 million in the aggregate, that were reclassified from past due status to non-accrual.

The percentage of non-performing loans (non-accrual loans and loans that were 90 days or more past due but still in accruing status) to total loans increased 240 basis points from 4.42% at December 31, 2008 to 6.82% at September 30, 2009. The Registrant had no loans that were considered troubled debt restructured loans.

As of September 30, 2009, there were $29.4 million of loans that were considered to be impaired as a result of $20.6 million being placed in non-accrual status and another $8.8 million continuing to accrue interest but delinquent less than 90 days. $21.1 million of these impaired loans required a specific reserve of $4.8 million at September 30, 2009. At December 31, 2008, $25.2 million in loans were classified as impaired of which $22.8 million required a specific reserve of $3.6 million. The allowance for loan losses was $9.6 million at September 30, 2009 or 2.58% of gross loans outstanding. This is an increase of 72 basis points from the 1.86% of gross loans at December 31, 2008. The allowance for loan losses at September 30, 2009 represented 32.56% of impaired loans compared to 28.49% at December 31, 2008. This increase in the allowance for the first nine months of 2009 resulted from provisions for loan losses of $4.9 million, partially offset by net charge-offs of $2.5 million. Most of the loans charged-off in 2009 were classified as impaired at December 31, 2008 and had been specifically reserved for as part of the allowance for loan loss calculation. It is management’s assessment that the allowance for loan losses as of September 30, 2009 is appropriate in light of the risk inherent within the Registrant’s loan portfolio. No assurances, however, can be made that further adjustments to the allowance for loan losses may not be deemed necessary.

The total non-performing assets, (non-accrual loans and OREO), at September 30, 2009 and December 31, 2008 were $28.2 million and $16.6 million. The allowance for loan losses at September 30, 2009 represented 43.33% of non-performing assets compared to 33.84% at December 31, 2008.

The following is a roll forward of the Company’s allowance for loan losses as of September 30, 2009 and 2008:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(in thousands)
Allowance for loan losses at beginning of period	$10,485	$5,247	$7,188	$5,386
Provision for loan losses	1,230	528	4,857	634
Charge-offs	2,163	174	2,516	428
Recoveries	10	1	33	10

Allowance for loan losses at end of period	$9,562	$5,602	$9,562	$5,602

•	Several notable changes to the methodology for the allowance for loan and lease losses (the “ALLL”) help explain what appear to be inconsistencies across the reviewed periods.

•

Primarily, in early 2008, the Registrant implemented a new ALLL Model, written by Credit Risk Management, LLC, a third party consultant with extensive experience in credit administration. This new model builds on actual historical losses whereas previous methods included some form of risk grade assessment. The General Component of the model, meaning FAS 5 and Unallocated or General Considerations, at December 31, 2007 accounted for essentially all of the ALLL.

•

By December, 2008 reporting, the model much more closely resembled today’s version, with the FAS 5 component consisting of $2.4 million; the FAS 114 component accounting for $3.6 million and an unallocated component accounting for $1.1MM of the $7.2MM total. The loan portfolio is segmented by FFIEC call report code, and actual historical losses by call report code are adjusted upward based on management’s estimates.

•	Net charge-offs for the year ended December 31, 2008 were approximately $1.2 million.

•	At December 31, 2008, the Registrant was carrying individual reserves on loans with outstanding balances aggregating $24.8 million.

•

While the FAS 5 component of the ALL appears to have shrunk, the FAS114 component increased by $3.6 million, and the total ALLL was increased by roughly $2 million, a 33.56% increase over the previous year end. The ALLL also increased as a percentage of loans, raising from approximately 1.5% to 1.88%.

•

We will consider providing Guide 3 loan portfolio and loan loss experience disclosures in future interim periods to the extent that a significant change in asset quality information or trends has occurred.

2.	Given the significant deterioration in asset quality and the impact on your performance ratios and your results of operations, please revise your disclosure in future filings, beginning with your December 31, 2009 Form 10-K, to focus on the significant credit relationships that make up the majority of the non-accrual and impaired loans. At a minimum, please ensure that these disclosures include the following:

•	When the loans were originated and relevant payment history information, when you classified these loans as non-performing, and when the loans defaulted, if applicable;

•	General information about the borrower (i.e. residential homebuilder, commercial or residential land developer, etc.)

•	The type of collateral securing the loan;

•	The amount of total credit exposure outstanding;

•	The amount of the allowance allocated to the credit relationship and specifically how you determined the amount of provisions to record;

•

Whether you consider the loans to be collateral dependent, and if so, whether you obtained an independent appraisal(s) that resulted in the provisions recorded which supports the current carrying value of this loan. Additionally, please specifically disclose the last appraisal date and the type of appraisal obtained such as a new full appraisal or an update of a prior full appraisal, as applicable. If no appraisal(s) were obtained, please tell us in sufficient detail how you determined the amounts of the provisions recorded and the remaining carrying value of this loan;

•	Why management believes the allowance for loan losses on the particular credit relationship is adequate to provide for losses that may be incurred; and

•	Any other pertinent information deemed necessary to understand your review of these loans and related accounting for these loans.

Provide us with your proposed revisions to be included in future filings using your September 30, 2009 information as an example.

In future filings, we intend to provide information regarding the significant credit relationships that make up the majority of the non-accrual and impaired loans in our portfolio. We would propose to provide this information through a combination of narrative and tabular disclosure and we anticipate that this disclosure would take substantially the form presented below and in Exhibit A attached to this letter and incorporated by reference:

The following table presents certain information about non-accrual and impaired loans in our portfolio that are over $500,000. This group of loans makes up the majority of our non-accrual and impaired loans. In each case, the initial impairment date coincides with the date the loan was classified as non-performing. None of the loans listed have additional funding available.

SIGNIFICANT IMPAIRED AND NON-ACCRUAL LOANS

[PLEASE SEE EXHIBIT A]

Four of the loans listed above, totaling approximately $9.8 million in the aggregate, have been kept current as to interest payments by the borrower or by third party guarantors. All other loans on the list were past due as of the end of the period. With the exception of one listed loan in the amount of approximately $3.3 million, the Company believes that the eventual sale of the real estate collateral securing the loan is the most likely source of repayment and therefore considers such loans to be collateral dependent. The Company generally obtains a liquidation basis appraisal for large or complex impaired credits and adjusts impairment calculations as time or circumstances dictate. For example, subsequent to September, 30, 2009, the Company has increased the specific reserve associated with the $2.8 million commercial real estate loan on the list to $1,402,926 based on an updated liquidation appraisal. Also subsequent to September 30, 2009, the residential 1-4 family construction loan in the amount of approximately $856,000 has moved through foreclosure and the underlying property has been sold.

In connection with the above responses, the Registrant acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Registrant to enhance the disclosure contained in its filings under the Exchange Act.

Please feel free to contact me at (910) 914-4215 if you have questions or concerns.

Sincerely,

/s/ David A. Godwin
David A. Godwin
Vice-President & Chief Financial Officer
Waccamaw Bankshares, Inc.

Sept 2009 ALLL analysis

partial, loans> $500M

	Loan Name	Loan Amount	Loan Type	Collateral	Reserve $	As of Date	Regulatory Classification	Status	Initial Impairment	Valuation	Appraisal Date	Valuation Basis	Loan Origination	Past due Counters (30/60/90)
1	residential A&D	$4,579,417	1A2	residential lots	$—	9/28/2009	Substandard	non-accrual	Apr-08	$4,700,000	Jun-09	external liquidation basis appraisals.	Aug-06	3/1/1
2	residential A&D	$4,036,870	1A2	residential lots	$1,046,390	10/1/2009	Doubtful	non-accrual	Feb-08	$2,740,480	May-09	external liquidation basis appraisals.	Jan-07	2/1/1
3	residential A&D	$3,891,843	1A2	land for res dev	$719,343	9/28/2009	Doubtful	accruing	Jan-09	$3,172,500	Jan-09	external liquidation basis appraisals.	Nov-06	8/3/0
4	Manufacturer, hardwood flooring, moulding, etc.	$3,305,848	1E1	commercial r/e	$757,473	9/28/2009	Substandard	accruing	Jan-09	$2,548,375	May-09	liquidation basis external appraisals.	Aug-06	1/0/0
5	Manufacturer, doors, windows,	$2,809,392	1E1	commercial r/e	$809,392	7/17/2009	Doubtful	non-accrual	Jul-09	$2,000,000	Jul-09	initial impairment based on borrower’s liquidation plan	Apr-07	1/1/1
6	restaurant	$1,593,835	1E1	commercial r/e	$47,585	9/28/2009	Substandard	accruing	Feb-09	$1,546,250	Jul-08	additional discount at 9/2009 from $1875M appraised value.	Jun-04	9/2/0
7	townhouse development	$1,298,095	1A2	1-4 fam finished units	$415,948	9/28/2009	Doubtful	non-accrual	Mar-08	$882,147	Dec-08	discounted old appraisal of $1276MM.	Jan-06	3/1/1
8	specialty trade, marble, etc.	$1,025,033	1E2	commercial r/e	$195,033	7/28/2009	Doubtful	non-accrual	Dec-08	$830,000	Jul-09	external liquidation basis appraisals.	Apr-07	3/5/2
9	residential 1-4 family construction	$992,814	1C2A	single family residence	$—	9/28/2009	Substandard	non-accrual	Dec-08	$1,315,000	Dec-08	further discounted fmv appraisals of $1.5MM	Jul-07	2/1/12
10	residential 1-4 family construction	$855,992	1A1	single family construction	$148,492	7/8/2009	Doubtful	non-accrual	Jun-09	$707,500	Jun-09	short sale offer to purchase.	Jun-08	2/1/1
11	single family residential investment	$638,746	1A2	single family construction	$—	9/28/2009	Substandard	non-accrual	Apr-09	$639,200	Apr-09	external appraisal.	May-08	1/1/1
12	single family residential investment	$600,653	1E1	commercial r/e	$121,553	12/28/2008	Doubtful	non-accrual	Dec-08	$479,100	Dec-08	further discounted fmv appraisals of $670M.	Dec-07	2/1/14

	sum	$25,628,539			$4,261,210

	% of total (below)	88.201%			93.076%

	Totals for Bank	$29,056,888			$4,578,197
	Loans for which reserve calculated	$27,056,888
	Fair Value of calc reserve loans	$22,478,691